UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 1-9608

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Brands Inc.

221 River Street

Hoboken, New Jersey 07030

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

Exhibits.	The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

Date: June 27, 2018	/s/ Randy Michel
Randy Michel, Member, Newell Operating Company U.S. Benefits Administration Committee

Audited Financial Statements and Supplemental Schedule

Newell Brands Employee Savings Plan

December 31, 2017 and 2016 and Year Ended December 31, 2017

With Reports of Independent Registered Public Accounting Firm

Newell Brands Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2017 and 2016 and Year Ended December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Newell Brands Employee Savings Plan

Hoboken, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Newell Brands Employee Savings Plan (the Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Newell Brands Employee Savings Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2018.

Indianapolis, Indiana

June 27, 2018

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administrative Committee

Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2016. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 23, 2017

Newell Brands Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$397,918,109	$938,293,221
Non-interest-bearing cash	891,389,843	—
Transfer receivable (Note 1)	549,445,221	—
Notes receivable from participants	29,433,723	14,784,182
Employer contributions receivable	16,543,921	17,149,433
Participant contributions receivable	1,186,580	—

Total assets	1,885,917,397	970,226,836

Liabilities
Administrative expenses payable	—	53,612

Total liabilities	—	53,612

Net assets available for benefits	$1,885,917,397	$970,173,224

See accompanying notes to financial statements

Newell Brands Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

2017
Investment income:
Net appreciation in fair value of investments	$110,865,146
Interest, dividends and other	8,061,516

Total investment income	118,926,662

Interest income on notes receivable from participants	468,780

Contributions:
Participant	31,388,079
Employer	30,791,646
Rollover	7,757,805

Total contributions	69,937,530

Total additions	189,332,972

Deductions:
Benefits paid to participants	205,445,634
Administrative expenses	1,358,103

Total deductions	206,803,737

Transfer of plan assets due to merger (Note 1)	936,392,630

Transfer of plan assets due to divestetures	(3,177,692)

Net increase	915,744,173
Net assets available for benefits - beginning of year	970,173,224

Net assets available for benefits - end of year	$1,885,917,397

See accompanying notes to financial statements

Newell Brands Employee Savings Plan

Notes to Financial Statements

Year Ended December 31, 2017

Note 1. Description of the Plan

The following description of the Newell Brands Employee Savings Plan (the “Plan”), formerly the Newell Rubbermaid 401(k) Savings and Retirement Plan, provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

On December 31, 2017, the Newell Rubbermaid 401(k) Savings and Retirement Plan, which is maintained by Newell Operating Company (“NOC”), merged with the following defined contribution plans (the “Merging Plans”) maintained by certain affiliates of NOC with and into the Newell Rubbermaid 401(k) Savings and Retirement Plan:

•	BOC Plastics, Inc. 401(k) Plan;

•	Jarden Corporation Savings and Retirement Plan;

•	Jarden Standard 401 (k) Savings Plan;

•	Jostens 401(k) Retirement Plan;

•	The Ln Co 401(k) Retirement Savings Plan;

•	Smith Mountain Industries, Inc. 401(k) Plan; and

•	The Waddington Group 401(k) Plan,

to form the Plan. The Transfer receivable included in net assets available for plan benefits as of December 31, 2017, represents the aggregate value of the net assets of the Merging Plans that were not received by the Plan’s trustee until January 2018. Certain assets of the Merging Plans that were transferred were received by the Plan prior to December 31, 2017. These assets, which include Stable Value investments, mutual funds, common/collective trusts and notes receivable from participants, are included in net assets available for plan benefits as of December 31, 2017.

General

The Plan is a defined contribution plan administered by the U.S. Benefit Plans Administration Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company, a subsidiary of Newell Brands Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2018, the Plan transitioned to a new service provider. To that end, certain Plan assets were redeemed on December 29, 2017 and transferred to the new service provider who did not receive the funds until January 2, 2018. As of December 31, 2017, the redeemed investments are classified as non-interest-bearing cash in the statement of net assets.

Eligibility

Certain employees of Newell Operating Company and affiliated companies who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of eligibility service, as defined by the Plan document.

Contributions

2017 Provisions

Subject to legal and Plan limits, participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document. Participants may also make catch-up contributions if they have attained age 50 before the close of the Plan year. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of eligible compensation plus 50% of the next 2% of eligible compensation contributed by the participant. Participants are also eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Certain participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

2018 Provisions

Subject to legal and Plan limits, participants may elect to contribute up to 75% of pretax earnings, as defined by the Plan document. Participants may also make catch-up contributions if they have attained age 50 before the close of the Plan year. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 6% of eligible compensation contributed by the participant. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the retirement savings contribution, if applicable, (b) the transition retirement contribution, if applicable, and (c) Plan earnings (which are net of investment management expenses). Allocations are based on participant earnings or account balances, as defined. Additionally, participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper, as well as transaction specific fees, such as loan origination, brokerage and shipping fees, which are directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures

Participants are immediately vested in their contributions and Company matching contributions. The retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of vesting service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $814,493 and $237,538 as of December 31, 2017 and 2016, respectively. Forfeitures of $247,000 were used to reduce the Company’s retirement savings contribution paid in 2017 made primarily in March 2017, which represented substantially all of the forfeitures available as of December 31, 2016.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding any account balance associated with Qualified Voluntary Employee Contributions (as defined by the Plan document). Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding as of December 31, 2017, ranged from 3.25% to 10%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. The Plan’s common/collective trust fund investments, including the common/collective trust fund investments that are included in the Stable Value Fund (the “Fund”), are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust.

The Fund is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. See Note 5 for further information regarding the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are generally paid by the Plan’s participants at the Company’s discretion. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Fair Value Measurements

In accordance with the FASB ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2:	Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and common stock: The fair value is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

Common/collective trust funds: The investments underlying the common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The

Plan’s common/collective trust fund investments are valued based on NAV per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Stable Value Fund: The fair value of the Fund equals contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses (see Note 2). The investments that are included in the Fund are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Self-directed brokerage accounts: The accounts are comprised of common stock investments, mutual fund investments, investments in a short-term interest fund and other investments. The fair values of the mutual fund, common stock and electronically traded fund investments are determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Other investments are classified as Level 2 based on trading frequency.

Note 3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2017 and 2016

	December 31, 2017
	Fair Value Measurements
	Level 1	Level 2	Subtotal	NAV-based assets (1)	Total
Company Stock	$41,771,540	$—	$41,771,540	$—	$41,771,540
Mutual Funds	22,687,431	—	22,687,431	—	22,687,431
Common/collective trust funds	—	—	—	204,873,541	204,873,541
Stable Value Fund	—	—	—	119,271,645	119,271,645
Self-directed brokerage accounts	7,395,811	1,918,141	9,313,952	—	9,313,952

Total investments meaured at fair value	$71,854,782	$1,918,141	$73,772,923	$324,145,186	$397,918,109

	December 31, 2016
	Fair Value Measurements
	Level 1	Level 2	Subtotal	NAV-based assets (1)	Total
Company Stock	$70,097,627	$—	$70,097,627	$—	$70,097,627
Mutual Funds	104,191,604	—	104,191,604	—	104,191,604
Common/collective trust funds	—	—	—	611,772,975	611,772,975
Stable Value Fund	—	—	—	143,147,574	143,147,574
Self-directed brokerage accounts	6,988,169	2,095,272	9,083,441	—	9,083,441

Total investments meaured at fair value	$181,277,400	$2,095,272	$183,372,672	$754,920,549	$938,293,221

(1)	The NAV-based assets are generally redeemable on a daily basis with a one day notice with no restrictions and there are no unfunded commitments.

Note 4. Investment Contracts held in the Stable Value Fund

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust (i.e. common/collective trust funds) for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are typically reset on a monthly or quarterly basis and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts (inclusive of the underlying investments in the common/collective trust funds) relative to their contract value are included in the “Adjustment from fair value to current value” in the Reconciliation of Financial Statements to Form 5500 (see Note 9). If the adjustment from current value to fair value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from current value to fair value is negative, this indicates that the wrapper contract value is less than its fair value. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a business unit) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The Plan Administrator may elect to liquidate the Plan’s investments in the Fund in whole or in part generally upon advance notice with the proceeds issued thereafter. Any such liquidation from the Fund may cause the Plan to incur termination or other withdrawal-related costs. There are currently no restrictions on participant-directed withdrawals from the Fund.

Note 5. Related-Party Transactions and Party-In-Interest Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Company elects to pay such expenses directly.

Certain Plan investments are shares of common stock of Newell Brands Inc. (“Newell Brands”), the ultimate parent of the Company. These investments have values of $41,771,540 and $70,097,627, respectively, as of December 31, 2017 and 2016. For the year ended December 31, 2017, the Plan recorded dividend income on common shares of Newell Brands of $1,277,455.

Certain Plan investments are managed by the Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee. Fidelity is a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are identified in the Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 3, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.

Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the wrapper contracts. As of December 31, 2017 and 2016, there were no reserves against the carrying values the wrapper contracts due to credit risks of the issuers.

9. Reconciliation of Financial Statements to Form 5500

	December 31,
	2017	2016
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$1,885,917,397	$970,173,224
Adjustment from fair value to current value for common/collective trust funds and stable value fund	—	2,567,165

Net assets available for benefits at year-end per Form 5500	$1,885,917,397	$972,740,389

Year Ended December 31, 2017
Changes in net assets available for benefits:
Net increase as reported in the accompanying financial statements	$915,744,173
Change in adjustment from fair value to contract value for common/collective trusts funds and stable value fund	(2,567,165)

Net increase per Form 5500	$913,177,008

The accompanying financial statements present the Fund at fair value. The Form 5500 requires this fund to be reported at current value. Therefore, the adjustment from fair value to current value for fully benefit responsive investment contracts represents a reconciling item.

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #36-1953130 PLAN #012

DECEMBER 31, 2017

(A)	(B)	(C)	(D)	(E)
	Identity of Issue	Description of Investment		Current Value
	Northern Trust All Country World Index ex-U.S. Fund	Common/Collective Trust	**	$2,828,652
	T. Rowe Price Small-Cap Stock Fund	Mutual Fund	**	4,028,688
	American Funds EuroPacific Growth Fund	Mutual Fund	**	3,968,755
	Northern Trust Aggregate Bond Index Fund	Common/Collective Trust	**	2,250,572
	Northern Trust Extended Equity Market Index Fund	Common/Collective Trust	**	4,667,146
	Northern Trust S&P 500 Index Fund	Mutual Fund	**	14,628,474
*	Fidelity Government Money Market Fund - Premium	Mutual Fund	**	61,514
*	FIAM Target Date 2055 Pool Class T	Common/Collective Trust	**	2,050,124
*	FIAM Target Date 2060 Pool Class T	Common/Collective Trust	**	728,676
*	FIAM Core Plus Commingled Pool Class E	Common/Collective Trust	**	2,723,108
*	FIAM Target Date Income Commingled Pool Class T	Common/Collective Trust	**	1,273,291
*	FIAM Target Date 2005 Pool Class T	Common/Collective Trust	**	4,185,280
*	FIAM Target Date 2010 Pool Class T	Common/Collective Trust	**	4,250,780
*	FIAM Target Date 2015 Pool Class T	Common/Collective Trust	**	11,648,154
*	FIAM Target Date 2020 Pool Class T	Common/Collective Trust	**	38,982,076
*	FIAM Target Date 2025 Pool Class T	Common/Collective Trust	**	39,364,443
*	FIAM Target Date 2030 Pool Class T	Common/Collective Trust	**	41,301,661
*	FIAM Target Date 2035 Pool Class T	Common/Collective Trust	**	22,169,119
*	FIAM Target Date 2040 Pool Class T	Common/Collective Trust	**	13,864,272
*	FIAM Target Date 2045 Pool Class T	Common/Collective Trust	**	7,429,423
*	FIAM Target Date 2050 Pool Class T	Common/Collective Trust	**	5,156,764
	Stable Value Fund:
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	**	44,347,708
	Wells Fargo Stable Value Fund W	Common/Collective Trust	**	74,923,937
*	Newell Brands Inc.	Common Stock	**	41,771,540
	Self Directed Brokerage Accounts	Brokerage	**	9,313,952

		Total Investments		397,918,109
*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 10.0%	N/A	29,433,723

		Total		$427,351,832

*	Denotes a party-in-interest.
**	Cost not required for participant directed.